UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2015
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated July 2, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: July 2, 2015

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated July 2, 2015

Exhibit 1

Elbit Systems Awarded an Approximately
US$150 Million Contract to Supply Advanced Systems
to the Armed Forces of the Benelux Countries

Haifa, Israel, July 2, 2015 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems"), announced today that its subsidiary, Elbit Systems Land and C4I Ltd. was awarded a contract from the Dutch Ministry of Defense, to supply advanced systems for the infantry soldiers in the Benelux countries – Netherlands, Belgium and Luxemburg. The contract, valued at approximately US$150 million, will be performed over a five-year period. Elbit Systems will serve as the program prime contractor and Thales Netherlands B.V ("Thales") will be its main sub-contractor. Other local companies will take part in the project, providing support and immediate response to the customer's needs.

The Smart Vest, a cutting-edge technological program, is a co-operation between the soldier modernization programs of the Benelux countries: Netherlands' VOSS, Belgium's BEST and Luxemburg's COMPASS. It is the first strategic joint program of the Benelux countries, and will provide the ground soldiers with a cutting-edge system that will provide enhance survivability and safety while increasing their capabilities and effectiveness in the digital battlefield. The systems will be light-weight, modular and scalable and will interface with existing systems.

The Smart Vest program will include wearable and protective systems for the soldier, command and control systems, including advanced audio and data radio systems, specialized displays and C4I capabilities as well as vehicle systems.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems said: "We are very proud of the Benelux countries decision to choose Elbit Systems as the main supplier of soldier systems. The fact that such advanced armies have selected our solutions attests to our technological leadership and to the maturity of our solutions. We will welcome domestic Benelux companies to join us in the project in order to strengthen the support for the local customers".
About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel
Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forwardlooking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forwardlooking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forwardlooking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forwardlooking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.